UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated August 27, 2010.

Press Release

Tarak Mehta to join Executive Committee as head of ABB’s Low Voltage Products

Mehta to replace Tom Sjökvist, who retires in September after 38 years with the company

Zurich, Switzerland, Aug. 27, 2010 — Tarak Mehta, the global head of ABB’s Transformers business, has been appointed to ABB’s Executive Committee as head of the Low Voltage Products division as of Oct. 1, 2010. He replaces Tom Sjökvist, who is retiring at the end of September.

Mehta, a US citizen, has been responsible for ABB’s Transformers unit since 2007. It is the world’s largest transformer business, with 16,500 employees.

“Tarak has driven growth in the Transformers business organically and through the integration of several niche acquisitions, developing a very competitive business with an innovative, market-focused portfolio and a robust service offering,” said Joe Hogan, ABB’s chief executive officer.

Mehta joined ABB in 1998 and has held various management positions in the Power Products division in the US, Sweden and Switzerland. Before joining ABB, he worked for 8 years at Cooper Power Systems in the US. Mehta has Bachelor’s degree in Mechanical Engineering from Purdue University and an MBA in Finance and Marketing from the University of Chicago.

Tom Sjökvist is retiring from ABB after 38 years with the company. He began as a trainee at ASEA in Sweden in 1972, and has since held a wide variety of roles in Sweden, the US, Germany and Switzerland. He joined the ABB Executive Committee in 2006 as head of the Automation Products division.

“Under Tom’s leadership, the business developed a rich portfolio of innovative technologies. In 2010, Tom became head of the Low Voltage Products division, which has proven an equally successful business with double-digit growth in its first half year,” Hogan said.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

For more information please contact:

ABB Group Media Relations:	Investor Relations:
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 000
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: August 27, 2010	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance